Exhibit 99-4

Makhteshim–Agan Industries Ltd.

Interim Consolidated
Financial Statements
As at September 30, 2007
(Unaudited)

Makhteshim–Agan Industries Ltd.

Condensed Interim Financial Statements as at September 30, 2007 (Unaudited)

Contents

Page

Auditors’ Review Report	2

Condensed Interim Financial Statements as at September 30, 2007 (Unaudited)

Condensed Interim Consolidated Balance Sheets	3-4

Condensed Interim Consolidated Statements of Income	5

Condensed Interim Statements of Changes in Shareholders’ Equity	6-8

Condensed Interim Consolidated Statements of Cash Flows	9-11

Notes to the Financial Statements	12-18

The Board of Directors
Makhteshim–Agan Industries Ltd.

Dear Sirs,

Review of the unaudited condensed interim consolidated financial statements as at September 30, 2007

At your request, we have reviewed the interim consolidated balance sheet of Makhteshim–Agan Industries Ltd. and its subsidiaries as at September 30, 2007, and the related consolidated statements of income, statements of changes in shareholders’ equity and consolidated statements of cash flows for the nine-month and three-month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of shareholders’ meetings and of meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We received interim reports of other auditors, regarding the review of financial statements of subsidiaries, whose assets included in the consolidation constitute 7.4% of the total assets included in the consolidated balance sheet as at September 30, 2007 and whose revenues included in the consolidation constitute 7.6% and 6.7% of the total revenues included in the consolidated statements of income for the nine-month and three-month periods then ended, respectively.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including reading the review reports of other auditors, as stated above, nothing came to our attention which would indicate the necessity of making material modifications to the interim consolidated financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

We draw attention to that stated in Note 3(5) of the financial statements regarding a claim and motion for its recognition as a class action that was lodged against a subsidiary alleging air pollution.

Somekh Chaikin
Certified Public Accountants (Isr.)

November 6, 2007

Makhteshim–Agan Industries Ltd.

Condensed Interim Consolidated Balance Sheets

	As at	As at		As at
	September 30	September 30		December 31
	2007	2006		2006
	(Unaudited)	(Unaudited)		(Audited)
	US $ thousands	US $ thousands		US $ thousands
Current assets
Cash and cash equivalents	265,375	117,060		324,362
Short-term investments	99,985	1,310		1,706
Trade receivables	632,318	448,157		486,368
Other receivables	146,556	103,214		106,372
Inventories	611,881	577,066		607,328

	1,756,115	1,246,807		1,526,136

Investments, loans and other long-term debits
Affiliated companies	-	2,436		2,496
Investments and other debts	64,133	39,575		46,125

	64,133	42,011		48,621

Fixed assets
Cost	980,272	930,066		952,032
Less – accumulated depreciation	467,098	438,392		446,043

	513,174	491,674	*	505,989	*

Other assets and deferred expenses
Cost	918,056	861,704		886,073
Less – accumulated amortization	378,910	315,854		347,897

	539,146	545,850	*	538,176	*

	2,872,568	2,326,342		2,618,922

The accompanying notes are an integral part of the financial statements.

Makhteshim–Agan Industries Ltd.

	As at	As at	As at
	September 30	September 30	December 31
	2007	2006	2006
	(Unaudited)	(Unaudited)	(Audited)
	US $ thousands	US $ thousands	US $ thousands
Current liabilities
Credit from banks and other lenders	110,585	408,940	99,850
Trade payables	358,544	321,694	369,574
Other payables	338,502	235,177	271,413
Convertible debentures	3,150	-	12,055

	810,781	965,811	752,892

Long-term liabilities
Deferred taxes	59,548	73,509	62,147
Loans from banks	30,690	43,111	45,012
Convertible debentures	-	24,694	675
Debentures	579,873	-	554,728
Other long-term liabilities	5,787	3,685	3,407
Employee severance benefits, net	42,941	31,124	38,131

	718,839	176,123	704,100

Minority interest	34,185	30,171	30,212

Shareholders’ equity	1,308,763	1,154,237	1,131,718

	2,872,568	2,326,342	2,618,922

Avraham Bigger	Ra'anan Cohen	Ran Maidan
Chief Executive Officer	Director	Chief Financial Officer
Chairman of the Board of Directors

Date of approval of the financial statements: November 6, 2007

*  Reclassified – see Note 1B(4).

The accompanying notes are an integral part of the financial statements.

Makhteshim–Agan Industries Ltd.

Condensed Interim Consolidated Statements of Income

					For the
	For the nine months ended		For the three months ended		year ended
	September 30	September 30	September 30	September 30	December 31
	2007	2006	2007	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	US $ thousands	US $ thousands	US $ thousands	US $ thousands	US $ thousands

Revenues	1,605,414	1,359,727	496,189	407,596	1,778,756
Cost of sales	1,054,666	884,712	332,368	270,430	1,172,017

Gross profit	550,748	475,015	163,821	137,166	606,739

Expenses

Research and development, net	14,430	14,420	4,663	4,717	19,001
Selling and marketing	231,409	216,668	77,524	68,794	303,177
General and administrative	53,867	50,017	19,029	19,518	80,767

	299,706	281,105	101,216	93,029	402,945

Operating income	251,042	193,910	62,605	44,137	203,794

Financing expenses, net	38,399	32,844	14,974	7,160	44,244

Income before other expenses, net	212,643	161,066	47,631	36,977	159,550

Other expenses, net	10,160	18,295	(1,390)	6,527	74,641

Income before taxes on income	202,483	142,771	49,021	30,450	84,909

Taxes on income	35,380	17,894	5,626	6,267	(1,438)

Income after taxes on income	167,103	124,877	43,395	24,183	86,347

Company equity in earnings of affiliated companies	-	194	-	8	254

Minority interest in losses (income) of subsidiaries, net	(9,066)	(2,675)	(4,200)	262	(2,682)

Net income	158,037	122,396	39,195	24,453	83,919

	US$	US$	US$	US$	US$

Earnings per share
Basic earnings per share	0.36	0.28	0.09	0.06	0.19

Fully diluted earnings per share	0.35	0.28	0.09	0.06	0.19

The accompanying notes are an integral part of the financial statements.

Makhteshim–Agan Industries Ltd.

Condensed Interim Statements of Changes in Shareholders’ Equity

				Dividend
				proposed		Company shares
				subsequent to		held by the
		Premium on	Capital	balance	Retained	Company and
	Share capital	shares	reserves	sheet date	earnings	by a subsidiary	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands

Nine-month period ended September 30, 2007
Balance as at December 31, 2006	123,232	614,052	2,719	-	535,911	(144,196)	1,131,718
Exercise of employee options	499	(499)	-	-	-	-	-
Conversion of convertible debentures	1,046	8,617	-	-	-	-	9,663
Adjustments deriving from translation of
financial statements of investee companies	-	-	4,004	-	-	-	4,004
Tax benefit in respect of employee options	-	-	1,470	-	-	-	1,470
Expenses in respect of employee options	-	-	3,871	-	-	-	3,871
Net income	-	-	-	-	158,037	-	158,037

Balance as at September 30, 2007	124,777	622,170	12,064	-	693,948	(144,196)	1,308,763

Nine-month period ended September 30, 2006
Balance as at December 31, 2005	120,391	589,261	(3,715)	23,500	480,119	(75,369)	1,134,187
Exercise of employee options	382	(382)	-	-	-	-	-
Self purchase of Company shares	-	-	-	-	-	(68,827)	(68,827)
Conversion of convertible debentures	850	14,845	-	-	-	-	15,695
Adjustments deriving from translation of
financial statements of investee companies	-	-	136	-	-	-	136
Tax benefit in respect of employee options	-	-	898	-	-	-	898
Expenses in respect of employee options	-	-	1,379	-	-	-	1,379
Dividend	-	-	-	(23,500)	(28,127)	-	(51,627)
Net income	-	-	-	-	122,396	-	122,396

Balance as at September 30, 2006	121,623	603,724	(1,302)	-	574,388	(144,196)	1,154,237

The accompanying notes are an integral part of the financial statements.

Makhteshim–Agan Industries Ltd.

Condensed Interim Statements of Shareholders’ Equity (cont’d)

					Company shares
					held by the
		Premium on	Capital	Retained	Company and
	Share capital	shares	reserves	earnings	by a subsidiary	Total
	(Unaudited)	(Unaudited)	(Unaudited)	Unaudited)	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands

Three-month period ended September 30, 2007
Balance as at June 30, 2007	124,504	620,631	9,924	654,753	(144,196)	1,265,616
Exercise of employee options	65	(65)	-	-	-	-
Tax benefit in respect of employee options	-	-	159	-	-	159
Expenses in respect of employee options	-	-	1,344	-	-	1,344
Conversion of convertible debentures	208	1,604	-	-	-	1,812
Adjustments deriving from translation of
financial statements of investee companies	-	-	637	-	-	637
Net income	-	-	-	39,195	-	39,195

Balance as at September 30, 2007	124,777	622,170	12,064	693,948	(144,196)	1,308,763

Three-month period ended September 30, 2006
Balance as at June 30, 2006	121,497	602,816	(3,501)	549,935	(144,196)	1,126,551
Exercise of employee options	32	(32)	-	-	-	-
Expenses in respect of employee options	-	-	619	-	-	619
Tax benefit in respect of employee options	-	-	146	-	-	146
Conversion of convertible debentures	94	940	-	-	-	1,034
Adjustments deriving from translation of
financial statements of investee companies	-	-	1,434	-	-	1,434
Net income	-	-	-	24,453	-	24,435

Balance as at September 30, 2006	121,623	603,724	(1,302)	574,388	(144,196)	1,154,237

The accompanying notes are an integral part of the financial statements.

Makhteshim–Agan Industries Ltd.

Condensed Interim Statements of Shareholders’ Equity (cont’d)

Dividend
			proposed		Company shares
			subsequent to		held by the
	Premium on	Capital	balance	Retained	Company and
Share capital	shares	reserves	sheet date	earnings	by a subsidiary	Total
(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands

Year ended December 31, 2006

Balance as at December 31, 2005	120,391	589,261	(3,715)	23,500	480,119	(75,369)	1,134,187
Exercise of employee options	651	(651)	-	-	-	-	-
Conversion of convertible debentures	2,190	25,442	-	-	-	-	27,632
Expenses in respect of employee options	-	-	2,412	-	-	-	2,412
Adjustments deriving from translation of
financial statements of investee companies	-	-	2,876	-	-	-	2,876
Self purchase of Company shares	-	-	-	-	-	(68,827)	(68,827)
Tax benefit in respect of employee options	-	-	1,146	-	-	-	1,146
Dividend	-	-	-	(23,500)	(28,127)	-	(51,627)
Net income	-	-	-	-	83,919	-	83,919

Balance as at December 31, 2006	123,232	614,052	2,719	-	535,911	(144,196)	1,131,718

The accompanying notes are an integral part of the financial statements.

Makhteshim–Agan Industries Ltd.

Condensed Interim Consolidated Statements of Cash Flows

					For the
	For the nine months ended		For the three months ended		year ended
	September 30	September 30	September 30	September 30	December 31
	2007	2006	2007	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	US $ thousands	US $ thousands	US $ thousands	US $ thousands	US $ thousands
Cash flows generated by operating activities:
Net income	158,037	122,396	39,195	24,453	83,919
Adjustments to reconcile net income
to net cash flows generated by
operating activities (see A. below)	(15,359)	14,232	(113,445)	(83,310)	43,958

Net cash inflow (outflow) generated by operating activities	142,678	136,628	(74,250)	(58,857)	127,877

Cash flows generated by investing activities:
Acquisition of fixed assets	(46,454)	(54,241)	(15,226)	(14,655)	(70,552)
Investment grant received	3,922	-	-	-	466
Additions to other assets and deferred expenses, net	(50,874)	(33,649)	(17,450)	(7,645)	(42,884)
Investment in affiliates	-	(2,243)	-	-	(2,033)
Short-term investments, net	(98,279)	-	(54,017)	834	-
Proceeds from sale of fixed and other assets	3,925	677	3,876	530	690
Other long-term investments	-	(211)	-	(298)	-
Investments in newly consolidated
companies and activities (see B. below)	(7,878)	(25,453)	-	-	(28,689)
Repayment of liability in respect of consolidated Company	(1,000)	-	-	-	-
Dividend from affiliated company	530	-	-	-	-
Proceeds from sale of investment in former subsidiary (see C. below)	18,074	6,047	18,074	-	6,047
Acquisition of minority interest in Subsidiaries	(1,105)	(2,406)	-	-	(2,406)

Net cash outflow generated by investing activities	(179,139)	(111,479)	(64,743)	(21,234)	(139,361)

Cash flows generated by financing activities:
Issuance of debentures	-	-	-	-	554,466
Receipt of long-term loans from banks	3,444	23,107	-	8,107	43,001
Repayment of long-term loans and Liabilities from banks and others	(5,409)	(21,576)	(1,469)	(1,796)	(41,042)
Self purchase of Company shares	-	(68,827)	-	-	(68,827)
Increase (decrease) in short-term
liabilities to banks, net	(19,611)	155,261	(20.253)	84,297	(154,393)
Dividend to shareholders	-	(65,686)	-	(28,510)	(65,685)
Dividend to minority shareholders in subsidiaries	(950)	(1,661)	(500)	(889)	(2,967)
Net cash inflow (outflow) generated
by financing activities	(22,526)	20,618	(22,222)	61,209	264,553

Increase (decrease) in cash and cash equivalents	(58,987)	45,767	(161,215)	(18,882)	253,069
Cash and cash equivalents at
beginning of the period	324,362	71,293	426,590	135,942	71,293

Cash and cash equivalents at end
of the period	265,375	117,060	265,375	117,060	324,362

The accompanying notes are an integral part of the financial statements.

Makhteshim–Agan Industries Ltd.

Condensed Interim Consolidated Statements of Cash Flows (cont’d)

					For the
	For the nine months ended		For the three months ended		year ended
	September 30	September 30	September 30	September 30	December 31
	2007	2006	2007	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	US $ thousands	US $ thousands	US $ thousands	US $ thousands	US $ thousands
A. Adjustments to
reconcile net income
to net cash flows
generated by
operating activities

Revenues and expenses
not affecting cash flows:

Depreciation and amortization	72,005	61,735	24,201	21,458	103,090
Adjustments of
long-term liabilities	24,416	977	26,320	366	841
Minority interest in income
(losses) of subsidiaries, net	9,066	2,675	4,200	(262)	2,682
Increase(decrease) in
employee severance
benefits, net	3,668	2,322	2,258	686	6,771
Deferred taxes, net	10,975	16,868	(830)	19,139	(20,478)
Capital loss (gain) on disposal
of fixed and other assets, net	(3,940)	91	(4,365)	(892)	299
Increase in value of long-term investments	(335)	(856)	(335)	(466)	-
Amortization of discount
on convertible debentures	113	433	23	261	296
Expenses in respect of
employee options	4,166	1,985	1,365	1,225	3,238
Company’s equity in income
of affiliated companies	-	(194)	-	(8)	(254)
Capital gain on sale of
investment in subsidiary	(10,282)	(216)	(10,282)	-	(216)

Changes in operating assets
and liabilities:

Increase in trade and other
receivables	(198,498)	(77,134)	(139,067)	(37,139)	(114,523)
Increase inventories	(3,789)	(3,300)	(22,941)	(5,979)	(28,672)
Increase (decrease) in trade
and other payables	77,076	8,846	6,008	(81,699)	90,884

	(15,359)	14,232	(113,445)	(83,310)	43,958

The accompanying notes are an integral part of the financial statements.

Makhteshim–Agan Industries Ltd.

Condensed Interim Consolidated Statements of Cash Flows (cont’d)

					For the
	For the nine months ended		For the three months ended		year ended
	September 30	September 30	September 30	September 30	December 31
	2007	2006	2007	2006	2006
	Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	US $ thousands	US $ thousands	US $ thousands	US $ thousands	US $ thousands
B. Investment in newly
consolidated companies
and activities

Working capital (excluding
cash and cash equivalents)	(4,593)	(8,035)	-	-	(8,998)
Fixed assets	(1,857)	(13,795)	-	-	(16,045)
Other assets	(4,559)	(7,940)	-	-	(10,633)
Long-term liabilities	3,000	7,750	-	-	9,726
Sale of Company shares
held by subsidiary	2,163	-	-	-	-
Minority interests	-	3,344	-	-	3,481
Payables in respect of
acquisition of activities	-	1,000	-	-	1,792
Excess cost created on
acquisition	(2,032)	(7,777)	-	-	(8,012)

	(7,878)	(25,453)	-	-	(28,689)

C. Proceeds from sale of
investment s in former
subsidiaries

Working capital (excluding
cash and cash equivalents)	4,345	3,679	4,345	-	3,679
Fixed assets, net	196	607	196	-	607
Other assets, net	6,691	2,629	6,691	-	2,629
Long-term liabilities	(2,586)	(1,084)	(2,586)	-	(1,084)
Excess cost	4,449	-	4,449	-	-
Minority interests	(5,303)	-	(5,303)	-	-
Capital gain	10,282	216	10,282	-	216

	18,074	6,047	18,074	-	6,047

D. Non-cash activities

Acquisition of other assets
on supplier credit	4,637	4,100	4,637	1,100	17,901

Acquisition of fixed assets
on supplier credit	-	-	-	-	4,767

The accompanying notes are an integral part of the financial statements.

Makhteshim – Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2007 (Unaudited)

Note 1 - Financial Reporting Principles and Accounting Policies

A.        General

1.
These interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to the preparation of interim-period financial statements in accordance with Standard No. 14 of the Israel Accounting Standards Board and with Section D of the Securities Regulations (Immediate and Periodic Reports), 1970.

2.
The accounting policies applied in the preparation of these financial statements are consistent with those applied in the audited financial statements as at December 31, 2006, except for that stated in Section B. below.

3.
These financial statements have been prepared in a condensed form as at September 30, 2007 and for the nine and three-month periods then ended. They should be read in conjunction with the annual financial statements as at December 31, 2006 and for the year then ended, and the accompanying notes thereto.

B.        First-time application of new accounting standards

(1)	Commencing from January 1, 2007, the Company applies Accounting Standard No. 26, regarding “Inventory” (hereinafter – “the Standard”), of the Israeli Accounting Standards Board.

Pursuant to the Standard’s provisions, the Company measures the inventory at the lower of cost or net realizable value. The Standard also provides guidelines regarding allocation of conversion costs to inventory.

According to its transitional rules, the Standard is to be applied retroactively to the comparative data relating to prior periods

Application of the new Standard does not have a material impact on the Company’s results of operations and its financial position.

(2)
Commencing from January 1, 2007, the Company applies Accounting Standard No. 27, regarding “Fixed Assets” (hereinafter – “the Standard”), of the Israeli Accounting Standards Board. The Standard provides principles for the recognition, measurement and elimination of fixed-asset items and the disclosure required in respect thereof.

The main changes provided by the Standard compared with the principles previously applied are: inclusion as part of the cost of a fixed-asset item an estimate of the costs to be incurred in respect of an obligation to dismantle and transfer the item and to restore the site on which it is located, already at the time of the initial recognition thereof; provision of an alternative to measurement of groups of similar fixed-asset items at a revalued amount less accumulated deprecation where an increase in the value of the asset as a result of the revaluation beyond its original cost is to be recorded directly in e shareholders’ equity section, in the category “reserve for revaluation”; separate depreciation of every component of a fixed-asset item having a significant cost in relation to the item, including costs of significant periodic examinations; determination that a fixed-asset

Makhteshim – Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2007 (Unaudited)

Note 1 - Financial Reporting Principles and Accounting Policies (cont’d)

B.        First-time application of new accounting standards (cont’d)

item acquired in exchange for a non-monetary asset in a transaction that is commercial in nature, is to be measured at fair value; a requirement to review the residual value, useful life and depreciation method of the asset at least at the end of each fiscal year, and if the expectations are different than the prior estimates the changes are to be treated as a change in accounting estimate.

The Company elected to measure the fixed-asset items at cost less accumulated depreciation.

Application of the new Standard does not have a material impact on the Company’s results of operations and its financial position.

(3)
Commencing from January 1, 2007, the Company applies Accounting Standard No. 23, regarding “The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein” (hereinafter – “the Standard”), of the Israeli Accounting Standards Board. The Standard essentially supersedes the main provisions set forth in the Securities Regulations (Financial Statement Presentation of Transactions between a Company and a Controlling Interest). The Standard provides that assets (except for an intangible asset not having an active market) and liabilities with respect to which a transaction was executed between the entity and the controlling interest therein are to be measured on the transaction date based on fair value and the difference between the fair value and consideration recorded on the transaction is to be recorded in the shareholders’ equity. A debit balance difference constitutes essentially a dividend and, therefore, it reduces the balance of the retained earnings. A credit balance difference constitutes essentially a shareholder’s investment and, therefore, it is presented in a separate category in the shareholders’ equity section called “capital reserve from a transaction between an entity and the controlling interest therein”.

The Standard addresses three issues relating to transactions between an entity and the controlling interest therein:

1)	Transfer of an asset to the entity from the controlling interest therein or, alternatively, transfer of an asset from the entity to the controlling interest therein;

2)
Assumption of a liability of the entity to a third party, in whole or in part, by the controlling interest therein, indemnification of the entity by the controlling interest therein in respect of an expense, and waiver by the controlling interest to the entity of a debt due to the controlling interest, in whole or in part;

3)           Loans made to the controlling interest or loans received by the controlling interest.

In addition, the Standard prescribes the disclosure to be provided in the financial statements in connection with transactions between the entity and the controlling interest therein during the period.

Pursuant to the Standard’s transitional provisions, the Company applies the Standard to transactions with controlling interests therein executed after January 1, 2007, as well as to loans made or received from the controlling interest prior to the Standard’s commencement date, beginning from its commencement date.

First-time application of the new Standard did not have a material impact on the Company’s results of operations and its financial position.

Makhteshim – Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2007 (Unaudited)

Note 1 - Financial Reporting Principles and Accounting Policies (cont’d)

B.        First-time application of new accounting standards (cont’d)

(4)
Commencing from January 1, 2007, the Company applies Accounting Standard No. 30, regarding “Intangible Assets” (hereinafter – “the Standard”), of the Israeli Accounting Standards Board. The Standard explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, while providing detail in respect of the required disclosures. The Standard will be initially applied retroactively, except with respect to a research and development project in process acquired in the framework of a business combination that took place prior to January 1, 2007 and that fulfills the definition of an intangible asset on the acquisition date and that was recorded as an expense on the acquisition date. As of January 1, 2007, the entity will recognize the research and development project as an asset while making a tax allocation.

Commencing from the first quarter of 2007, the Company is examining the need to capitalize costs in respect of product development where the conditions required by the Standard exist, among other things, where the technical possibility exists to complete the asset, the asset is expected to produce future economic benefits and the required expenses that can be allocated to the asset during its development period are capable of reasonable estimation.
Furthermore, according to accounting standard No. 30, software development costs will be part of other assets and not part of fixed assets.

Due to application of the new standard, the Company reclassified software development costs which are not integral to a related item as other assets (previously shown as fixed assets) in the amount of US $ 5.4 million as at September 30, 2006 and December 31, 2006.

(5)
In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)” (hereinafter - “the Standard”). The Standard provides that entities that are subject to the Israeli Securities Law, 1968 and that are required to report in accordance with this Law’s provisions, shall prepare their financial statements pursuant to IFRS Standards for periods commencing January 1, 2008. The Standard permits early adoption beginning with financial statements published after July 31, 2006.

First-time adoption of IFRS Standards is to be effected by means of application of the provisions of IFRS 1, “First-Time Application of IFRS Standards”, for purposes of the transition.

In accordance with the Standard, the Company is required to include in a note to the annual financial statements as at December 31, 2007, the balance-sheet data as at December 31, 2007 and the income-statement data for the year then ended, after they have undergone application of the recognition, measurement and presentation rules of IFRS Standards.

The Company does not intend to apply early adoption of the IFRS Standards.

Makhteshim – Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2007 (Unaudited)

Note 1 - Financial Reporting Principles and Accounting Policies (cont’d)

C.           Financial statements in US dollars

The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi–currency system. Since most of the Group’s revenues are received in dollars and the principal raw materials and fixed assets are purchased in dollars, the dollar is the principal currency of the economic environment in which the Group operates (“the functional currency”). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.

Changes in the representative exchange rates of the U.S. dollar and the Consumer Price Index (CPI) are as follows:

	Exchange rate	Exchange rate	Exchange rate
	of the U.S.$	of the U.S.$	of the U.S.$
	to the	to the	to the
CPI	NIS	Euro	Brazilian Real
%	%	%	%

During the nine-month period ended:
September 30, 2007	2.29	(5.02)	(7.11)	(13.99)
September 30, 2006	0.77	(6.54)	(6.74)	(7.13)

During the three-month period ended
September 30, 2007	1.30	(5.55)	(5.17)	(4.53)
September 30, 2006	(0.77)	(3.10)	0.25	0.46

During the year ended
December 31, 2006	(0.1)	(8.21)	(10.17)	(8.75)

Note 2 - Segment Information

A.           Products and services

Commencing from 2006, the Company presents its segment information according to a primary format, which is based on a breakdown by business segments, and a secondary format, which is based on a breakdown by geographical segments.

The Company’s reporting format reflects the main and significant source of the risks and rewards to which it is exposed. In formulation of the segments’ report, the Company examined the risks and rewards deriving from the various segments, along with the nature of the products, production processes, product consumers and methods used for product distribution.

The comparative amounts appearing in the note to the nine-month and three-month periods ended September 30, 2006 were restated in order to reflect the segments’ report in the above-mentioned format.

Makhteshim – Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2007 (Unaudited)

Note 2 - Segment Information (cont'd)

A.           Products and services (cont'd)

The Company operates in the following areas:

Agro products – This is the main area of operation of the Company and involves the manufacture and marketing of conventional agro products.

Non-agro products – This area of activity includes a large number of sub-areas, including, Lycopene (oxidizing retardant), aromatic products, and other chemicals, and combines all the Company’s activities not included in the agro-products segment.

	Agro	Non-Agro	Adjustments	Consolidated
	US$ thousands	US$ thousands	US$ thousands	US$ thousands

For the nine months ended
September 30, 2007
Segment income	1,461,335	146,751	(2,672)	1,605,414
Segment results	233,874	17,168	-	251,042

For the nine months ended
September 30, 2006 *
Segment income	1,202,402	158,838	(1,513)	1,359,727
Segment results	173,068	20,842	-	193,910

For the three months ended
September 30, 2007
Segment income	451,566	45,782	(1,159)	496,189
Segment results	56,083	6,522	-	62,605

For the three months ended
September 30, 2006 *
Segment income	359,849	48,209	(462)	407,596
Segment results	36,506	7,631	-	44,137

For the year ended
December 31, 2006
Segment income	1,581,328	199,770	(2,342)	1,778,756
Segment results	192,900	10,894	-	203,794

* Restated

Makhteshim – Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2007 (Unaudited)

Note 2 - Segment Information (cont’d)

B.	Sales by geographic area

					For the
	For the nine months ended		For the three months end		year ended
	September 30	September 30	September 30	September 30	December 31
	2007	2006	2007	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands

Israel	80,939	89,211	25,017	25,649	111,565
Latin America	364,526	279,849	158,983	117,016	430,042
Europe	669,966	555,350	179,361	145,067	689,965
North America	312,950	275,524	79,292	69,539	349,404
Other	177,033	159,793	53,536	50,325	197,786

	1,605,414	1,359,727	496,189	407,596	1,778,756

Note 3 - Additional Information

(1)
As part of the commitments of the Company and of its subsidiaries under agreements signed in September 2004, regarding a securitization transaction whereby trade receivables were sold to companies in the RaboBank International Group, the balance of the trade receivables sold for cash amounted, as at the balance sheet date, to $192 million (September 30, 2006 – $243.1 million, December 31, 2006 – $175.8 million).

The maximum expected volume of the financial means available to the acquiring companies for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is an amount ranging between $250 million and $275 million, on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

(2)
The Company and Milenia committed to indemnify financial institutions, upon the fulfillment of certain conditions, in respect of credit received by Milenia’s customers from those financial institutions and which was used for repayment of the debts of those customers to Milenia for sales made to them.

As of the balance sheet date, the amount of the indemnity commitment is $55 million (September 30, 2006 – $65 million).

(3)
During the report period of the, NIS 38,220 thousand par value debentures (Series A) were converted into 4,200 thousand of the Company’s ordinary shares of NIS 1 par value. Furthermore in the current period $675 thousand par value of the debentures that were allotted in March 2004 in a private placement to institutional investors were converted into 149 thousand of the Company ordinary shares of NIS 1 par value. As a result of the conversion, as stated, the Company’s shareholders’ equity increased by about $9.7 million.

Makhteshim – Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2007 (Unaudited)

Note 3 - Additional Information (cont'd)

(4)
On August 28, 2007, the Company's board of directors resolved to adopt an option plan for officers and employees of the company and its subsidiaries. Under the terms of the plan 3,130 thousand options were allotted on October 15, 2007, which are exercisable for up to 3,130 thousand ordinary shares, NIS 1 par value each, of the Company.

The fair value of the capital instruments granted is NIS 23 million at the allotment date.

Pursuant to the plan, the options were allotted to the offerees in accordance with the provisions of Section 102 of the Income Tax Ordinance, under the capital track.

(5)
On October 7, 2007, a claim was lodged in Beer Sheba District Court (hereinafter - "the Claim") (which was filed for the Company on October 11, 2007) by Messrs. M. Algergavi, Y. Gergavi and N. Algergavi (hereinafter - "the Plaintiffs") against Makhteshim Chemical Works Ltd. – a subsidiary of the Company (hereinafter - "Makhteshim").

The claim and the motion for its recognition as a class action involve allegations of air pollution with hazardous materials by Makhteshim, in the company's plant in Ramat Hovav. Together with the Claim, the Plaintiffs filed a motion for recognition as a class action. The Group represented by the Plaintiffs in this matter is all of the residents in the various Bedouin settlements, Beer Sheba, Revivim and Segev Shalom, for the period from January 1, 2001 through August 13, 2007.

Within the scope of the Claim, the Plaintiffs are petitioning for damages for them and for the members of the class, for alleged damage in the "autonomy" of the class' members and for "medical supervision". The total damages claimed for the purpose of the class action is estimated by the Plaintiffs at NIS 1,086,440 thousand, or alternatively, to issue an order for relief in favor of the public. The Plaintiffs are also requesting a ruling for the payment of legal fees and expenses.

Makhteshim must file its response to the motion for class action recognition by January 27, 2008. Makhteshim intends to deny all of the claim's allegations as well as the motion for class action recognition. At this early stage, the Company's management is unable to estimate whether the claim will be approved as a class action and the chances of the claim, should it be approved as a class action. The Company did not record any provision for this claim.

Note 4 - Seasonality

Sales of agrochemical products are directly dependent on the agricultural seasons and the cyclical pattern of the growing seasons and, therefore, the Company’s revenues are not spread evenly throughout the year. Countries located in the northern hemisphere are all characterized by similar timing of the agricultural seasons and, as a result, sales made by these countries are usually highest in February through April. On the other hand, in the southern hemisphere the seasonal trends are exactly the opposite and most of the local sales are concentrated in the months August through November, except for Australia where most of the sales are made in the months April through July.

The Company’s worldwide operations act to balance out the above-mentioned seasonal impacts, notwithstanding the fact that more of the Company’s sales are made in the northern hemisphere.